

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2017

Joseph Mannello
Chief Executive Officer
MYOS RENS Technology Inc.
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

       Re: MYOS RENS Technology Inc.
          Registration Statement on Form S-3
          Filed October 25, 2017
          File No. 333-221119

Dear Mr. Mannello:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1.   We note that you implemented a shareholder rights plan earlier this year, and that you filed a Form 8-A to register such rights. Accordingly, please update your fee table to include the rights that will be attached to shares of your common stock. Please also file a revised legal opinion to cover the rights. For guidance, please refer to Securities Act Forms C&DI 116.16 and Part II.B.1.g. of Staff Legal Bulletin No. 19.

2.   It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market

value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6.

Incorporation of Certain Information by Reference, page 43

3.   Please revise this section to include the Form 8-A relating to your rights that you filed on February 14, 2017.

Exhibits

4.   We note that you are registering debt securities, and that you have indicated in your exhibit index that a form of indenture will be filed by amendment or as an exhibit to an Exchange Act report. For the indenture to be qualified under the Trust Indenture Act of 1940, you must file the form of indenture pre-effectively. Please file a pre-effective amendment to the registration statement that includes the form of indenture as an exhibit. For guidance, refer to Item 601(b)(4) of Regulation S-K and Trust Indenture Act CD&Is 201.02 and 201.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joshua Englard, Esq.